UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)*

Spectrum Brands, Inc.
(Name of Issuer)

Common Stock (par value $0.01 per share)
(Title of Class of Securities)

84762L105
(CUSIP Number)

Joel B. Piassick
2100 Third Avenue North, Suite 600
Birmingham, Alabama 35203
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 24, 2008
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Harbinger Capital Partners Master Fund I, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 437,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 437,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      CO

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Harbinger Capital Partners Offshore Manager, L.L.C.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 437,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 437,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      OO

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   HMC Investors, L.L.C.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 437,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 437,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      OO

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Harbinger Capital Partners Special Situations Fund, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      PN

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Harbinger Capital Partners Special Situations GP, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      OO

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   HMC - New York, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      CO

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Harbert Management Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

14 TYPE OF REPORTING PERSON*

      CO

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Philip Falcone

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 437,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 437,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      IN

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Raymond J. Harbert

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 437,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 437,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      IN

CUSIP No. 84762L105

1 NAME OF REPORTING PERSONS

   Michael D. Luce

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☑

3 SEC USE ONLY

4 SOURCE OF FUNDS

   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 437,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 437,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%

14 TYPE OF REPORTING PERSON*

      IN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend their Schedule 13D Statement, dated February 28, 2008, as amended May 27, 2008 and July 16, 2008 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Brands, Inc., a Wisconsin corporation (the “Issuer”).  This Amendment No. 3 is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Manager”), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), an investment fund, Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund, HMC - New York, Inc. (“HMCNY”), the managing member of HCPSS, Harbert Management Corporation (“HMC”), the parent of HMCNY, Philip Falcone, a shareholder of HMC, member of HMC Investors and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and member of HMC Investors and Michael D. Luce, a shareholder of HMC and member of HMC Investors (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a “Reporting Person”, and collectively, the “Reporting Persons”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  As specifically amended and supplemented by this Amendment No. 3, the Schedule 13D shall remain in full force and effect.

Item 2.    Identity and Background

NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 2, FILED ON JULY 16, 2008.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

As of the date hereof the Master Fund may be deemed to beneficially own 437,500 Shares.

As of the date hereof Harbinger Manager may be deemed to beneficially own 437,500 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 437,500 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 0 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 0 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 0 Shares.

As of the date hereof HMC may be deemed to beneficially own 0 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 437,500 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 437,500 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 437,500 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.    Purpose of Transaction

NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 2, FILED ON JULY 16, 2008.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 437,500 Shares, constituting 0.8% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 437,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 437,500 Shares.

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 437,500 Shares, constituting 0.8% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 437,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 437,500 Shares.

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 437,500 Shares, constituting 0.8% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 437,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 437,500 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 437,500 Shares, constituting 0.8% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 437,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 437,500 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 437,500 Shares, constituting 0.8% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 437,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 437,500 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 437,500 Shares, constituting 0.8% of the Shares outstanding of the Issuer, based upon the 52,778,689 Shares stated to be outstanding as of August 4, 2008 by the Issuer in the Issuer’s Form 10-Q, filed with the United States Securities and Exchange Commission.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 437,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 437,500 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit I.

(d) Not applicable.

(e) As of November 24, 2008, the Reporting Persons no longer beneficially own 5% or more of the Shares of the Issuer.

Item 6.    Contracts, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

On November 24, 2008 and November 25, 2008, the Master Fund closed out certain equity swap transactions with ETX Capital (formerly known as TradIndex) in the amount of 96,067 and 280,000 notional shares, respectively, at a price of US$0.2584 and US$0.1349, respectively.

On November 24, 2008 and November 25, 2008, the Special Fund closed out certain equity swap transactions with ETX Capital (formerly known as TradIndex) in the amount of 48,033 and 140,000 notional shares, respectively, at a price of US$0.2584 and US$0.1349, respectively.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit C:  Joint Filing Agreement

Exhibit I:  Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners Offshore Manager, L.L.C

By:	HMC Investors, L.L.C., Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.
By:	HMC Investors, L.L.C Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HMC INVESTORS, L.L.C.

By:	Name: Joel B. Piassick Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC

By:	HMC – New York, Inc. Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC.
By:	HMC – New York, Inc. Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HMC – NEW YORK, INC.
By:	Name: Joel B. Piassick Title: Executive Vice President.

HARBERT MANAGEMENT CORPORATION
By:	Name: Joel B. Piassick Title: Executive Vice President.

Philip Falcone

Raymond J. Harbert

Michael D. Luce

November 26, 2008

EXHIBIT C

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 3 dated November 26, 2008 relating to the Common Stock ($0.01 par value per share) of Spectrum Brands, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners Offshore Manager, L.L.C

By:	HMC Investors, L.L.C., Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.
By:	HMC Investors, L.L.C Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HMC INVESTORS, L.L.C.

By:	Name: Joel B. Piassick Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC

By:	HMC – New York, Inc. Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC.
By:	HMC – New York, Inc. Managing Member

By:	Name: Joel B. Piassick Title: Executive Vice President.

HMC – NEW YORK, INC.
By:	Name: Joel B. Piassick Title: Executive Vice President.

HARBERT MANAGEMENT CORPORATION
By:	Name: Joel B. Piassick Title: Executive Vice President.

Philip Falcone

Raymond J. Harbert

Michael D. Luce

November 26, 2008

Exhibit I

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
Transactions in Common Stock

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares

11/24/08	(3,062,500)	0.10

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
Transactions in Common Stock

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares

11/24/08	(1,700,000)	0.10

SK 03773 0003 942631